SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                           --------------------------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                          -----------------------------


                              WTD INDUSTRIES, INC.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


              Oregon                                           93-0832150
-----------------------------------------------------  -------------------------
State of incorporation or organization)                     (I.R.S. employer
                                                             identification no.)
              Suite 900
      10260 S.W. Greenburg Road
             Portland, OR                                         97223
-----------------------------------------------------  -------------------------
Address of principal executive offices)                         (zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

      Title of each class                        Name of each exchange on which
      to be so registered                        each class is to be registered
      -------------------                        ------------------------------
             None

Securities to be registered pursuant to Section 12(g) of the Act:

                         Preferred Stock Purchase Rights

                                (Title of class)

Item 1.  Description of Registrant's Securities to Be Registered


       On March 4, 1998, the Board of Directors of WTD Industries, Inc. (the "Company") declared a distribution of one preferred share purchase right (a "Right") for each outstanding share of common stock, no par value per share (the "Common Shares"), of the Company. The distribution is payable on March 4, 1998 (the "Record Date") to the shareholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, no par value per share (the "Preferred Shares"), of the Company at a price of $7.50 one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in an Amended and Restated Rights Agreement (the "Rights Agreement") between the Company and ChaseMellon Shareholder Services, as Rights Agent (the "Rights Agent").

       Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons, who or which as of the date of the Rights Agreement did not beneficially own 15% or more of the then outstanding Common Shares (a "Person"), has acquired beneficial ownership of 15% or more of the outstanding Common Shares or a person or group, who or which as of the date of the Rights Agreement did beneficially own 15% or more of the then outstanding Common Shares (an "Excepted Person"), has acquired beneficial ownership of 31% or more of the Common Shares (each such person an "Acquiring Person"), and (ii) ten business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a Person of 15% or more of the outstanding Common Shares or by an Excepted Person of 31% or more of the outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of this Summary of Rights attached thereto.

       Until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the


Form 8-A - WTD INDUSTRIES, INC.                                           PAGE 1

Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

       The Rights are not exercisable until the Distribution Date. The Rights will expire on March 4, 2008 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

       The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then-current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

       The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

       Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per Common Share. Each Preferred Share will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each


Form 8-A - WTD INDUSTRIES, INC.                                           PAGE 2

Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

       Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

       If the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. If any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right.

       With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

       At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-hundredth of a Preferred Share, per Right (subject to adjustment).

       At any time prior to the acquisition by a Person of 15% or more of the outstanding Common Shares or by an Excepted Person of 31% or more of the outstanding Common Shares, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will

Form 8-A - WTD INDUSTRIES, INC.                                           PAGE 3
terminate and the only right of the holders of Rights will be to receive the Redemption Price.

       The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower certain thresholds described above to not less than the greater of (i) the sum of .001% and the largest percentage of the outstanding Common Shares then known to the Company to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10%, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

       Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

       As of March 4, 1998, there were approximately 11,154,374 Common Shares of the Company outstanding. Each Common Share of the Company outstanding at the close of business on March 4, 1998, will receive one Right. The Board of Directors of the Company has reserved sufficient Preferred Shares for issuance upon exercise of the Rights.

       The Rights have certain antitakeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors. The Rights should not affect any prospective offeror willing to make an all-cash offer at a full and fair price, or willing to negotiate with the Board of Directors of the Company. The Rights will not interfere with any merger or other business combination approved by the Board of Directors since the Board of Directors may, at its option, redeem all but not less than all of the then outstanding Rights at the Redemption Price.

       A copy of the Rights Agreement is attached as Exhibit 2.1 hereto. A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference.






Form 8-A - WTD INDUSTRIES, INC.                                           PAGE 4

Item 2.  Exhibits


         1.1 Form of Right Certificate, incorporated by reference to Exhibit C to Exhibit 2.1 filed herewith.

         2.1 Amended and Restated Rights Agreement dated as of March 4, 1998, between WTD Industries, Inc. and ChaseMellon Shareholder Services, as Rights Agent.






























Form 8-A - WTD INDUSTRIES, INC.                                           PAGE 5

                                    SIGNATURE


       Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended the registrant duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

       Date: March 20, 1998

                                      WTD INDUSTRIES, INC.


                                      By   /s/ Robert J. Riecke
                                        ----------------------------------------
                                          Name:  Robert J. Riecke
                                          Title: Vice President--Administration
                                                 and Secretary

























Form 8-A - WTD INDUSTRIES, INC.

                                  EXHIBIT INDEX

Exhibit Number    Description                                              Page
--------------    -----------                                              ----
         1.1      Form of Right Certificate, incorporated by reference to
                  Exhibit C to Exhibit 2.1 filed herewith

         2.1 Amended and Restated Rights Agreement dated as of March 4, 1998, between WTD Industries, Inc. and
                  ChaseMellon Shareholder Services, as Rights Agent.


























Form 8-A - WTD INDUSTRIES, INC.